May 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Mezey Howarth Racing Stable, Inc.

Registration Statement on Form S-1

Registration Number:  333-149364

Ladies and Gentlemen:

Mezey Howarth Racing Stables, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration Number 333-149364) (the “Registration Statement”) filed on February 22,  2008 be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The filed Registration Statement has not become effective. No securities have been sold under the Registration Statement.

If you have questions regarding this matter, please contact the undersigned at (949) 429-4001

Respectfully,

Mezey Howarth Racing Stables, Inc

/s/ Wade Mezey
By: Wade Mezey
Its: Chief Executive Officer